Exhibit 99.1



For immediate release

**Alcon, Inc. Subsidiary Announces Closing on
Sale of Madrid, Spain Manufacturing Facility**

HUNENBERG, Switzerland – **November 6, 2003** – Alcon, Inc.'s (NYSE:ACL) wholly owned subsidiary, Alcon CUSÍ, S.A., today completed the sale of its contact lens care solutions manufacturing facility located in Madrid, Spain to AMO Manufacturing Spain, S.L., a wholly owned subsidiary of Advanced Medical Optics, Inc. (NYSE:AVO) for approximately $22 million. Alcon will realize a pre-tax gain of approximately $8 million from the sale, which has been incorporated into the company's prior earnings guidance for the fourth quarter of 2003.

AMO has committed to employ the facility's entire related work force. The production of contact lens care products previously manufactured in Madrid has been transferred to the Alcon plant in Fort Worth, Texas.

 "The sale of this plant optimizes capacity levels, streamlines manufacturing and distribution operations, gains efficiencies and reduces total production costs for contact lens care solutions," said Andre Bens, Ph.D., Alcon senior vice president, Global Manufacturing and Technical Support.

Alcon is the world's leading eye care company and has been dedicated to the ophthalmic industry for more than 50 years. Alcon develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

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For information, contact:
Doug MacHatton (Investor Relations)
800-400-8599
News media and other inquiries: Mary Dulle (Public Relations)
817-551-8058
www.alconinc.com